FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November, 2006

Kimber Resources Inc.

(Translation of registrant's name into English)

Suite 215 - 800 West Pender St. Vancouver, British Columbia V6C 2V6 CANADA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No . ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

Exhibit Index

Exhibit Number	Description
99.1	Kimber Resources releases their Newsletter for the month of October

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kimber Resources Inc.
(Registrant)

By: /s/ " M.E. Hoole"

M.E. Hoole
Vice President & Corporate Secretary

Date   **November 7, 2006**

KIMBER RESOURCES

NEWS RELEASE

Suite 215 – 800 West Pender St
Vancouver, BC V6C 2V6
t: 604 669 2251
866 824 1100
f: 604 669 8577
w. www.kimberresources.com

NEWSLETTER FOR OCTOBER

November 7, 2006

VANCOUVER, BRITISH COLUMBIA - Kimber Resources Inc. (AMEX:KBX, TSX:KBR)

The main event of the month was the agreement which led to the setting aside of the looming proxy battle. Continuation of that conflict was in no-one's interest, certainly not that of the shareholders. Among the several people who contributed to the resolution, I would like to pay a particular tribute to my colleague Michael Hoole, who resigned as director solely to facilitate a solution. I am glad to be able to report that Michael will continue as an officer of the Company in his role as Vice President & Corporate Secretary.

We are very pleased to be able to welcome two new and very experienced directors. Larry Bell was appointed to the position vacated by Michael Hoole for a term expiring at the Annual General Meeting in 2007. Leanne Baker was appointed as a seventh director until the AGM in December, when she will be on the board's slate of directors recommended for election.

We are now addressing priorities which could not be dealt with over the last two months. The Company needs expertise in mine-building, which it does not have. In particular, we need the kind of experience which has taken a mineral deposit from a resource estimate through feasibility studies to production. We are well served by experienced and talented consultants, but there is no substitute for having these skills in house. We aim to engage a senior mining engineer with experience in mine development and construction to champion this part of the Monterde project, while our geological team continues to explore and drill for more ounces at Carotare, El Orito, and elsewhere.

As we have known and as shareholders have told us, the principal disappointments of the last two months have been the non-delivery of the pre-feasibility study in September and the delay in drilling the western targets (Carotare and El Orito Norte).

Silver metallurgy remains the governing factor in delivery of the pre-feasibility report on the Carmen deposit. We now know that we started the study too soon, with only a basic understanding of silver recoveries, and without knowing the way in which leach recoveries (some high, some low) vary with location within the deposit. We have sent numerous samples from core drilling and from underground to the metallurgical laboratory and this will continue. The data from the lab is already helping us to learn more about the recovery of silver and specifically how it varies within the deposit. Once we have sufficient data, we will be able to estimate a delivery date (in 2007) for the pre-feasibility study. While the characterization tests (which are mostly encouraging) take



only days to process, the only leach recovery tests which can be used for a feasibility study are column tests, which take months. In our pursuit of maximizing the rate of return, we also continue to review different mining methods. These alternatives range from run-of-mine leaching (which would probably lead to good recovery of gold but not of silver) to milling the high grade in order to maximize silver recovery. It may also be possible to mine simultaneously from underground and an open pit. As any experienced miner will tell you, no two deposits are the same and each has to be optimized in its own way.

On the basis of our current understanding of the deposit, drilling for open pittable resources on the Carmen is complete. The smaller of the RC rigs is working on Carotare along with the core drill. The second, larger RC machine is too large for the narrow roads and tight switchbacks on the steep slopes of El Orito Norte and Carotare and has been returned to the drill contractor. We have requested its replacement with a smaller, more suitable machine in January. In retrospect we should have started the year by spending some four months building roads on El Orito Norte before attempting to drill. The compressor and jacklegs added in August have led to considerable progress in building the required access roads and drill pads. The roads on El Orito may well join with those on Carotare during the next two months. We expect to be back drilling on El Orito (after four holes in October) early in the new year. Several holes were drilled on the Carotare East target in October and a lot of progress made on access to Carotare West.

Also in October, we announced the acquisition of another property in Mexico. This, the Pericones, was acquired because it covers at least two targets deemed prospective for bulk tonnage silver deposits. Although we first staked this property some time ago, we delayed announcing it until last month because of potential title deficiencies that had to be addressed. One geologist with a small team of local help has been working here for the past few months. Surface sampling, trenching, and geological mapping will now be used to locate drill sites.

The Annual General Meeting is scheduled for December 12. Notices and the Information Circular will be mailed within the next 10 days.

Robert Longe, P.Eng
President and CEO

About Kimber

Kimber Resources Inc. holds a 100% interest in the Monterde property in the Sierra Madre of northern Mexico. On the Monterde property, The Company is advancing the Carmen gold-silver deposit towards production. The Carmen deposit, an underground mine in the 1930's, is a typical low sulphidation epithermal system, oxidized, and believed to be suitable for open pit mining. Two adjacent epithermal systems first identified in 2005, the Carotare deposit and El Orito Norte exploration target appear to be similar to the Carmen. The goal of the company is to demonstrate at least three million resource ounces from the two deposits and exploration target identified. For further information on the company visit SEDAR or the company website at



www.kimberresources.com.

FOR FURTHER INFORMATION PLEASE CONTACT:

Darren Klinck
Vice President, Corporate & Investor Relations
or
Robert Longe, P.Eng
President and CEO

North America Toll Free: 1-866-824-1100
Tel: (604) 669-2251
Fax: (604) 669-8577

Website: http://www.kimberresources.com
Email: news@kimberresources.com

Cautionary Statement
Statements in this release may be viewed as forward-looking statements. Such statements involve risks and uncertainties that could cause actual results to differ materially from those projected. There are no assurances the Company can fulfil such forward-looking statements and the Company undertakes no obligation to update such statements. Such forward-looking statements are only predictions; actual events or results may differ materially as a result of risks facing the Company, some of which are beyond the Company's control.